Exhibit 99.1

NEWS RELEASE

July 30, 2015

FOR IMMEDIATE RELEASE	Contact: Michael J. Blodnick
(406) 751-4701

GLACIER BANCORP, INC. ANNOUNCES ACQUISITION OF

CAÑON BANK CORPORATION IN CAÑON CITY, COLORADO

KALISPELL, MONTANA - Glacier Bancorp, Inc. (NASDAQ: GBCI) today announced the signing of a definitive agreement to acquire Cañon National Bank, a community bank based in Cañon City, Colorado. The acquisition marks Glacier’s 17th acquisition since 2000 and its fifth announced transaction in the past two and a half years. Cañon National Bank provides banking services to individuals and businesses in south central Colorado, with nine banking offices located in Colorado Springs, Pueblo, Pueblo West, Cañon City, Colorado City, and Florence. As of June 30, 2015, Cañon National Bank had total assets of $253 million, gross loans of $159 million and total deposits of $225 million.

The boards of Glacier and Cañon Bank Corporation (Cañon National Bank’s holding company) unanimously approved the transaction, which is subject to regulatory approval and other customary conditions of closing. The transaction provides for the payment to Cañon Bank Corporation shareholders of $16.25 million in cash and 554,229 shares of Glacier common stock. Based on the closing price of $28.01 for Glacier shares on July 30, 2015, the transaction would result in an aggregate value of $31.8 million. As of June 30, 2015, Cañon Bank Corporation had consolidated tangible equity of $21.4 million. Upon closing of the transaction, which is anticipated to take place in the fourth quarter of 2015, the branches of Cañon National Bank will be merged into Glacier Bank and become part of the Bank of the San Juans banking division.

“We are excited to be adding Cañon National Bank to the Glacier family of banks,” stated Mick Blodnick, Glacier’s President and Chief Executive Officer. “This combination allows us to continue our expansion in Colorado, with our first acquisition of a bank on the Front Range. This addition opens several new vibrant markets to us in south central Colorado.” Blodnick added, “Cañon National Bank adds a sizable community bank with a well-established history of serving the region for over 40 years. Cañon National Bank also brings outstanding asset quality, solid earnings, strong management, and a solid core deposit base.” Blodnick also noted that the transaction will be immediately accretive to Glacier’s earnings per share.

Daniel Tanner, Chairman and CEO of Cañon National Bank, commented, “We are excited to be partnering with the Glacier organization. Cañon National Bank has been serving customers in our communities for over 40 years and our commitment to those communities is very important.” Willy Faris, Cañon National Bank’s President, went on to say, “As part of Glacier Bank, our customers will benefit from an enhanced line of service offerings, greater lending capacity, and expanded office locations. We look forward to becoming part of their well respected and highly successful community banking organization.” Mr. Faris will continue on with Glacier and serve as a Regional Market President in the markets where Cañon National Bank currently operates.

Glacier management will review additional information regarding the transaction in a conference call beginning at 9 a.m. Mountain Time on Friday, July 31, 2015. The call may be accessed by dialing (877) 561-2748 and the conference ID is 1785552. A slide presentation to accompany management’s commentary may be accessed from Glacier’s July 31, 2015 8-K filing with the SEC or at http://www.snl.com/IRWebLinkX/presentations.aspx?iid=1023792.

Glacier was advised in the transaction by D.A. Davidson & Co., as financial advisor, and Miller Nash Graham & Dunn LLP as legal counsel. Cañon Bank Corporation was advised by Keefe, Bruyette & Woods, a Stifel Company, as financial advisor, and Stinson Leonard Street LLP, as legal counsel.

About Glacier Bancorp, Inc.

Glacier Bancorp, Inc. is a regional bank holding company providing commercial banking services in 82 communities in Montana, Idaho, Utah, Washington, Wyoming and Colorado. Glacier Bancorp, Inc. is headquartered in Kalispell, Montana, and is the parent company for Glacier Bank, Kalispell and Bank divisions First Security Bank of Missoula; Valley Bank of Helena; Big Sky Western Bank, Bozeman; Western Security Bank, Billings; and First Bank of Montana, Lewistown, all operating in Montana; as well as Mountain West Bank, Coeur d’Alene, operating in Idaho, Utah and Washington; Citizens Community Bank, Pocatello, operating in Idaho; 1st Bank, Evanston, operating in Wyoming and Utah; First Bank of Wyoming, Powell, and First State Bank, Wheatland, each operating in Wyoming; North Cascades Bank, Chelan, operating in Washington; and Bank of the San Juans, Durango, operating in Colorado.

Visit Glacier’s website at http://www.glacierbancorp.com

Forward-Looking Statements

This news release includes forward-looking statements, which describe management’s expectations regarding future events and developments such as the benefits of the business combination transaction involving Glacier and Community Bank, continued success of the Glacier’s style of banking and the strength of the local economies in which it operates. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition to discussions about risks and uncertainties set forth from time to time in the Glacier’s public filings, factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: (1) local, national and international economic conditions are less favorable than expected or have a more direct and pronounced effect on Glacier than expected and adversely affect Glacier’s ability to continue its internal growth at historical rates and maintain the quality of its earning assets; (2) projected business increases following strategic expansion or opening or acquiring new banks and/or branches are lower than expected; (3) costs or difficulties related to the integration of acquisitions are greater than expected; or (4) legislation or regulatory requirements or changes adversely affect the businesses in which Glacier is engaged.